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                                                             --------------------------
                                                                     OMB APPROVAL
                                  UNITED STATES              --------------------------
                       SECURITIES AND EXCHANGE COMMISSION    OMB Number:      3235-0058
                              Washington, DC 20549           Expires:  January 31, 2002
                                                             Estimated average burden
                                   FORM 12b-25               hours per response....2.50
                                                             --------------------------
                                                              -------------------------
                           NOTIFICATION OF LATE FILING              SEC File Number
                                                                      000-28893
                                                              -------------------------
                                                              -------------------------
                                                                     CUSIP Number
(Check One):  [_]Form 10-K [_]Form 20-F [_]Form 11-K                  539441105
              [X]Form 10-Q [_]Form N-SAR                      -------------------------

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     For Period Ended:       March 31, 2002
                       ----------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------------

________________________________________________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

  L90, Inc.
________________________________________________________________________________
Full Name of Registrant

  Not applicable
________________________________________________________________________________
Former Name If Applicable

  4499 Glencoe Avenue
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

  Marina del Rey, California 90292
________________________________________________________________________________
City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           (a)  The reasons  described in reasonable  detail in Part III of this
       |        form  could not be  eliminated  without  unreasonable  effort or
       |        expense;
       |   (b)  The subject annual report, semi-annual report, transition report
       |        on Form 10-K,  20-F, 11-K or Form N-SAR, or portion thereof will
   [X] |        be filed  on or  before  the 15th  calendar  day  following  the
       |        prescribed  due  date;  or  the  subject   quarterly  report  or
       |        transition report on Form 10-Q, or portion thereof will be filed
       |        on or before the fifth calendar day following the prescribed due
       |        date; and
       |   (c)  The  accountant's  statement or other  exhibit  required by Rule
                12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As previously announced in filings made with the Securities Exchange Commission on February 4, 2002, Registrant received notice that the Commission is conducting an investigation into Registrant's financial records. The Registrant is conducting its own internal investigation into these matters. As a result, Registrant's management is currently unable to complete Registrant's Form 10-Q for the period ended March 31, 2002.

                                   Potential persons who are to respond to the
                                   collection of information contained in this
(Attach Extra Sheets if Needed)    form are not required to respond unless the
                                   form displays a currently valid OMB control number.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    Peter Huie                      310            751-0200
     ----------------------------------------  -------------  ------------------
                      (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Registrant was unable to timely file its annual report on Form 10-K for the calendar year ended December 31, 2001 because of the ongoing SEC and internal investigation into Registrant's financial records referred to in Part III above.

                                                                 [_] Yes  [X] No
     ___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




________________________________________________________________________________


                                    L90, Inc.
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    May 15, 2002                             By /s/ Peter Huie
     -------------------------------------          -----------------
                                                     Peter Huie, General Counsel


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
----------------------------------           -----------------------------------
            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (see 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).